Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-275918

Dated September 12, 2024

$800,000,000

Service Corporation International

5.750% Senior Notes due 2032

Issuer:	Service Corporation International

Title of Securities:	5.750% Senior Notes due 2032

Distribution:	SEC Registered

Face:	$800,000,000

Gross Proceeds:	$800,000,000

Coupon:	5.750%

Final Maturity Date:	October 15, 2032

Offering Price:	100.000% plus accrued interest, if any, from September 17, 2024

Yield to Maturity:	5.750%

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15 of each year

First Interest Payment Date:	April 15, 2025

Optional Redemption:	Make-whole call at T+50 basis points prior to October 15, 2027, plus accrued and unpaid interest, if any

Call Schedule:	On or after:	Price:

	October 15, 2027	102.875%

	October 15, 2028	101.438%

	October 15, 2029 and thereafter	100.000%

Change of Control:	Put at 101% of principal, plus accrued and unpaid interest, if any

Trade Date:	September 12, 2024

Settlement Date:	September 17, 2024 (T+3)(1)

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	817565CH5

ISIN:	US817565CH52

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
PNC Capital Markets LLC
Truist Securities, Inc.

Senior Manager:	Regions Securities LLC

Lead Co-Managers:	Fifth Third Securities, Inc.
Zions Direct, Inc.
BMO Capital Markets Corp.
TCBI Securities, Inc., doing business as Texas Capital Securities
Scotia Capital (USA) Inc.
BOK Financial Securities, Inc.
Raymond James & Associates, Inc.

(1)

It is expected that delivery of the notes will be made, against payment of the notes, on or about September 17, 2024, which will be the third business day in the United States following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within one business day, unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the business day before delivery of the notes will be required, because the notes will settle in T+3 in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the delivery of the notes should consult their own legal advisors.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when available, copies of the prospectus supplement relating to the public offering may be obtained from: Wells Fargo Securities, LLC by calling toll-free at 1-800-645-3751 Opt. 5 or by emailing wfscustomerservice@wellsfargo.com.

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